

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2018

Brendan Kennedy
President and Chief Executive Officer
Tilray, Inc.
1920 Eastlake Avenue E.
Seattle, WA 98102

> **Re: Tilray, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 20, 2018**
> **File No. 333-225741**

Dear Mr. Kennedy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed on June 20, 2018

Business
Adult-Use Brands, page 89

1. We note your response to comment 2 and the accompanying qualifying language. However, we do not agree that the product depictions comply with recently reported restrictions related to branding and packaging, including required health warnings, font size, plain packaging using a uniform color, and restrictions on branding that appeals to young people or suggests glamour or excitement. We also note that you have included pictures of edible products that have not been approved for sale. Additionally, the purpose of the registration statement is not to serve as marketing materials for your

Brendan Kennedy
Tilray, Inc.
July 2, 2018
Page 2

products. Therefore, the prominence of these graphics are not appropriate because they neither provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision.

Preliminary Base Prep Prospectus - Appendix 1 Financial Statements
Consolidated and Combined Financial Statements of Tilray Canada Ltd. and Dorada Ventures Ltd.
Independent Auditors' Report, page A-35

2.   Please provide a consent in your next amendment related to the independent auditors' report of Frank, Rimerman + Co. LLP.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance

cc: Alan Hambelton, Esq.